Exhibit 21.1

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC. SUBSIDIARIES

The following are direct wholly-owned subsidiaries of Tempus Applied Solutions Holdings, Inc.

Subsidiary	Jurisdiction of Incorporation/Formation
Chart Acquisition Corp.	Delaware

Tempus Applied Solutions, LLC	Delaware

The following are direct wholly-owned subsidiaries of Tempus Applied Solutions, LLC

Subsidiary	Jurisdiction of Incorporation/Formation
Tempus Manx Aviation Limited	Isle of Man

Global Aviation Support, LLC	Delaware